FRANK J. HARITON $ ATTORNEY - AT - LAW

1065 Dobbs Ferry Road $ White Plains $ New York 10607  $ (Tel) (914) 674-4373 $ (Fax) (914) 693-2963 $ (e-mail) hariton@sprynet.com

April 11, 2013

Karl Hiller

Branch Chief

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Ehouse Global, Inc. (the “Company”)

Item 4.01 8K Filed March 19, 2013 (File No. 333-158584)

Dear Mr. Hiller:

Enclosed is Amendment No. 1 to the 8K initially filed on March 19, 2013. The paragraph numbers below correspond to the numbered comments in your comment letter dated March 28, 2013.

1.

The February 28, 2013 date in the initial filing of the 8K was incorrect. It should have been March 6, 2013. The correction has been made in the Amendment No. 1. The delay was caused by the Company waiting to receive a response from PMB Helin Donovan, LLP. Subsequent to filing the 8K, an email response was received from a partner at PMB Helin Donovan, LLP saying that “It is our practice to not provide any additional information on former clients until all invoices are paid.” These facts are disclose in the Amendment No. 1. The Company will not delay filing any 8Ks in the future regardless of outside circumstances.

If you have any questions or require anything further, please feel free to call me at 914-674-4373.

Very truly yours,

/s/ Frank J. Hariton

Frank J. Hariton

cc. Edward Peplinski